UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Tandy Brands Accessories (Name of Issuer)
Common Stock (Title of Class of Securities)
875378 10 1 (CUSIP Number)
Nicholas Southwick Levis NSL Capital Management, LLC 303 E Berger Street Santa Fe, NM 87505 505-660-2179 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 01, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 875378 10 1

1.	Names of Reporting Persons. NSL Capital Management, LLC I.R.S. Identification No. 20-1273859

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 401,222

	8.	Shared Voting Power

	9.	Sole Dispositive Power 401,222

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,222

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.76%

14.	Type of Reporting Person IV OO

NSL Capital Management serves as Managing Member of Quark Fund, LLC. Quark Fund, LLC has sole voting and dispositive power of 328,822 shares of TBAC common as of the date of this filing. In addition, NSL Capital Management and CEO Nick Levis serve as sub-manager of a managed account named the Topwater Exclusive Fund IV, LLC. The Topwater Managed Account holds 72,400 of TBAC common stock and gives sole voting and dispositive shares of TBAC common stock to Nick Levis and NSL Capital Management, LLC.
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Item 1. Security and Issuer Tandy Brands Accessories Common Stock 690 E Lamar Blvd Arlington, TX

Item 2. Identity and Background.

(a)	Name: NSL Capital Management, LLC Nicholas Southwick Levis, CEO

(b)	Residence or business address: 303 E Berger Street Santa Fe, NM 87505

(c)	Present Principal Occupation or Employment: Investments

(d)	Criminal Conviction: I have no criminal convictions in the past five years, but I had a case in 2004 that was dismissed and there is no finding of guilt.

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA, Delaware

Item 3. Source and Amount of Funds or Other Consideration: OO -- NSL Capital Management manages one hedge fund, Quark Fund, LLC and a managed account, Topwater Exclusive Fund IV.

Item 4. Purpose of Transaction

         Dear Fellow Shareholders;

As you may know, NSL Capital Management, LLC, has been purchasing shares of Tandy Brands common stock on the open market for the past three years. We believed that the stock was cheap as it traded $14 per share in 2005. Back then we felt that this name was worth $17 per share or more. In 2005, business at Tandy Brands was more robust than it is today but hopefully management& #146;s recent restructuring has us better poised for the future. We still believe that Tandy Brands is potentially worth $15 per share or higher. However, we feel current management must take a long term view and repurchase shares to prevent significant stagnation, or worse, permanent capital loss. Since 2005 earnings per share have been flat or negative in aggregate. Even before 2005, returns on shareholder capital or shareholder equity were sub-par even for a belt-making business. That said, prior year results have been much better and we do not feel it is the direct fault of Mr. Jenkins and certainly in no way are the troubles we face the fault of the rank and file employees at Tandy Brands & #150; the employees make Tandy strong. The struggles that Tandy faces are a combination of factors. One reason for difficulty the stock is facing is the result of the tail end of a consolidation cycle, a perception of a weakened M& A market, and a race to the bottom in what is becoming a more commodity like business. What we need is quality, better branding, marketing, higher returns on beginning equity, and ethical corporate governance and behavior on all levels at Tandy Brands.

What caused a decrease in intrinsic value and, more dramatically, the severe drop in share price was a change in the way the public perceives our products, and the result of competitive pressures. At NSL Capital, we have used the recent decline to purchase more stock at lower and lower prices. Tandy Brands asset value and earnings potential are its strengths, and the question is, how could the assets of the company be put to better use? I am firmly confident that with the right changes in place, Tandy Brands can ethically grow intrinsic value per share and tangible book value per share over the next decade and stop the balance sheet from eroding as it slowly has in recent quarters. This will have benefits that are hard to fathom for those who work at Tandy, those invested in Tandy, and to the causes and charities growth at Tandy can one day support.

So far, I have emphasized the challenges and risks to the long term intrinsic value of Tandy Brands Accessories and have not focused on the potential for Tandy to be a successful investment for all shareholders over the next decade. The reason I have chosen to point out the poor performance of Tandy Brands and its current direction as a company is that I feel we are at an extremely important crossroads for this enterprise. Just as Warren Buffett admits purchasing the stock of a business in the men's suit-lining industry was not optimal, calling it "his biggest mistake" I feel that my purchase of Tandy Brands in 2005 was the biggest potential mistake of my career. I do feel, however, that it would be much easier to deal with the inventory of a belt and wallet business than trying to find a buyer for a bunch of men's business suit linings in the late 1960's. With the current recession fears, slowdown in consumer spending, and tightening consumer budgets, it will be a challenge for Tandy to maintain its strong book value let alone grow this book value and more importantly intrinsic value per share over the long run...

Tandy's tangible book value and high potential intrinsic value make shares attractively valued to an acquirer and we think that a possible sale of the company should be explored fully. However, many of the readers of this 13D who have owned this stock and have lost significant money, at least on paper, can like me empathize with the struggling consumer (I am one of them), who, when faced with mortgage bills they can't pay, losses in their stock accounts, higher gas prices, and a barrage of supply from other competitors in the market, may just put off the purchase of that Totes gift item, brand new wallet, or Rolfs talking pedometer & #150; we need to reorganize our branding initiative and focus our efforts because we remain a public company for years in the future.

As a balance sheet analyst, I feel that the addition of $6MM of goodwill from the ETON purchase was a mistake & #150; we need to buy great businesses at 2 X earnings and cash flow or at a big discount to their liquidation values if we wish to acquire other firms. Thus far, NSL Capital has pushed to declassify the board of directors at Tandy, and we have tried with the help of real-life industry heavyweights to bring licenses with celebrities such as Curtis "50 Cent" Jackson, Akademiks. Fabolous, and Young Buck to Tandy to spruce up the belt and accessory lineup, and have made many suggestions to management... We are pleased by the Eileen West partnership, and obviously we like that Tandy is doing business with Levi's Dockers, Wal-Mart, etc& #133; We have great respect for current management... but, we know that if not profitable it makes little sense in the long run for TBAC owners to continue down a path of negative earnings. We feel that with improved discipline, lowered overhead, lower inventory, and faster execution; however, that we can become far more efficient and compete going forward. That said, if belts and accessories are a leaking boat business for us, we must find better places to invest new capital. Currently, share repurchases are a smart investment of cash flows.

Now that China has become the textile powerhouse of the world, Tandy Brands will be harder pressed to compete with firms in the heart of China, with more manpower, billions of dollars of market cap, easier access to raw materials, and better relationships with mass merchant retailers. However, Tandy, though it isn't keeping up with the scale of the growing competition at the moment, has higher intrinsic per share book value today and trades at a steeper discount to that per share tangible book value than it did in the past. In 2001, TBAC had net tangible assets of 52mm, and 5.8MM shares outstanding, and traded at 70% of tangible book value when it was at $6 per share. Today, TBAC trades for just 56% of tangible book value at $7.21 per share as I calculate it with a small 4MM addition for undervalued PP& E. There is a strong "margin of safety" in our opinion in TBAC common shares, which makes Tandy an attractive purchase for stockholders or an acquirer, but the key to success is that the business (or new owners) can grow its tangible book value per share over a long period of time into the future... I feel with proper oversight that the investment policy of Tandy Brands will drastically improve and I also feel that Britt Jenkins is the right guy for the job to run the accessories division at least for the near future.

What we need immediately is greater shareholder oversight, better marketing, and better licensing agreements, tighter cost controls, lower inventory levels; and an eventual push to becoming more Berkshire Hathaway-like in our investment decisions. The absolute key to success for Tandy Brands is that the intrinsic value and tangible book value per share book value must grow at an acceptable rate over the long term and that we are good corporate citizens who give back to our community -- the way to do this is not to shrink over the next ten years. .

Warren Buffett was able to take a business he said was worth less than its net tangible book value of $19 in 1965 and turn it into a company that today has a book value of $50,300 per share. He has given billions to charity. If Tandy Brands can perform one quarter as well as Chairman Buffett has over the past forty years during the next forty years for TBAC common shareholders, TBAC shareholders will become very wealthy and could all give back to those more needy than us. If the status quo remains and Britt Jenkins is the sole decider regarding the allocation of TBAC& #146;s capital, the sole man behind the checkbook so to speak, we may well be in more trouble going forward. I regret stepping into this situation on an unfriendly note, however, preservation of shareholder value demands action now to enhance the returns for all shareholders over the next ten years. We may nominate directors for the next annual meeting.

Very Best Regards,

Nick

Nicholas Southwick Levis
NSL Capital Management, LLC
Quark Fund, LLC
303 E Berger Street
Santa Fe, NM 87505
505-660-2179

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
see table below Item 5(c)
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
N/A
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
N/A
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

12/21/2007 Quark
12/24/2007 Quark
12/24/2007 Quark
12/26/2007 Quark
12/27/2007 Quark
12/28/2007 Quark
12/31/2007 Quark
1/2/2008 Quark
1/3/2008 Quark
1/7/2008 Quark
1/8/2008 Quark
1/9/2008 Quark
1/10/2008 Quark
1/11/2008 Quark
1/14/2008 Quark
1/15/2008 Quark
1/16/2008 Quark
1/22/2008 Quark
1/23/2008 Quark
1/25/2008 Quark
1/28/2008 Quark
1/28/2008 Quark
1/29/2008 Quark
1/30/2008 Quark
1/31/2008 Quark
2/1/2008 Quark
12/24/2007 Topwater
1/07/2008 Topwater
1/10/2008 Topwater
1/14/2008 Topwater
1/16/2008 Topwater
1/18/2008 Topwater
1/23/2008 Topwater
1/25/2008 Topwater
2/1/2008 Topwater
2/5/2008 Topwater
2/6/2008 Topwater
2/7/2008 Topwater
2/8/2008 Topwater

$9.12
$9.08
$9.20
$9.84
$9.08
$9.08
$9.81
$9.45
$9.28
$8.79
$8.84
$8.24
$8.14
$8.50
$8.85
$8.73
$8.98
$8.47
$8.58
$8.28
$8.16
$8.15
$8.28
$8.03
$7.99
$8.07
$9.20
$8.91
$8.15
$8.80
$8.86
$8.76
$8.68
$8.34
$8.10
$7.80
$7.46
$7.69
$7.29

6233
(100)
700
200
10100
3544
7,700
100
800
75
800
2,200
1,800
100
3,400
500
2,900
5,296
202
10,400
(200)
4,992
200
300
1,200
5,300
600
300
3,000
700
6,600
300
200
6,300
23,797
3,800
15,270
1,700
7,533

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008
NSL Capital Management, LLC
By:	/s/ Nicholas Southwick Levis Nicholas Southwick Levis
Title:	CEO

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